FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT UPCOMING SCIENTIFIC CONFERENCES

Toronto, Nov. 6, 2017 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL) a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming scientific conferences.

Society for Immunotherapy of Cancer 32nd Annual Meeting
Presenter: Lisa Johnson, Ph.D., Trillium Research Scientist
Title: The checkpoint inhibitor TTI-621 (SIRPaFc) stimulates innate and adaptive immune responses in patients with hematologic and solid tumor malignancies (P42)
Date and Time: Nov. 11, 2017 at 12:30 p.m. – 2:00 p.m. and 6:30 p.m. – 8:00 p.m. ET
Location: Gaylord National Hotel and Convention Center, National Harbor Maryland

Presenter: Lei Cui, Ph.D., Trillium Postdoctoral Research Fellow
Title: The anti-tumor effect of radiation therapy is enhanced with the addition of TTI-621 (SIRPaFc), an immune checkpoint inhibitor blocking the CD47 “do not eat” signal (P272)
Date and Time: Nov. 11, 2017 at 12:30 p.m. – 2:00 p.m. and 6:30 p.m. – 8:00 p.m. ET
Location: Gaylord National Hotel and Convention Center, National Harbor Maryland

Society for Neuro Oncology 22nd Annual Meeting
Presenter: Zezhou Wang, Ph.D., Trillium Research Scientist

Title: TTI-2341: A novel, orally bioavailable, brain-penetrant, covalent epidermal growth factor receptor (EGFR) inhibitor for treatment of glioblastoma multiforme (GBM) and brain metastases of non-small cell lung cancer (NSCLC)
Date and Time: Nov. 18, 2017 at 5:00 p.m. - 7:00 p.m. PT,
Location: Marriott Marquis, San Francisco, California

American Society of Hematology 59th Annual Meeting
Presenter: Stephen Ansell, M.D., Ph.D., Division of Hematology, Mayo Clinic
Title: TTI-621 (SIRPaFc), an Immune Checkpoint Inhibitor Blocking the CD47 “Do Not Eat” Signal, Induces Objective Responses in Patients with Advanced, Relapsed/Refractory Diffuse Large B-cell Lymphoma (DLBCL)
Date and Time: Dec. 11, 2017 at 6:00 p.m. - 8:00 p.m. ET
Location: Building A, Level 1, Hall A2, Georgia World Congress Center, Atlanta, Georgia

Presenter: Christiane Querfeld, M.D., Ph.D., City of Hope National Medical Center
Title: A Single Direct Intratumoral Injection of TTI-621 (SIRPaFc) Induces Antitumor Activity in Patients with Relapsed/Refractory Mycosis Fungoides and Sézary Syndrome: Preliminary Findings Employing an Immune Checkpoint Inhibitor Blocking the CD47 “Do Not Eat” Signal
Date and Time: Dec. 11, 2017 6:00 p.m. - 8:00 p.m. ET,
Location: Building A, Level 1, Hall A2, Georgia World Congress Center, Atlanta, Georgia

About Trillium Therapeutics:

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com